SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 11, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc, announces that on 10 May 2021, it became aware of an administrative error that led to the below announcement not being made by 18 March 2021, in line with the UK Disclosure Guidance and Transparency Rules.

TR-1: Standard form for notification of major holdings

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		Smith & Nephew PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		WCM Investment Management, LLC
City and country of registered office (if applicable)		Wilmington, United States
4. Full name of shareholder(s) (if different from 3)
Name		Discretionary Clients
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		March 16, 2021
6. Date on which issuer notified:		March 17, 2021
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B.1 + 8.B.2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.83%	0	4.83%	884,921,853
Position of previous notification (if applicable)	5.12%	0	5.12%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
Ordinary Shares (ISIN: GB0009223206)		27,168,133		3.07%
ADRs (ISIN: US83175M2052)		15,620,700		1.76%

SUBTOTAL 8.A	42,788,833			4.83%

B.1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8.B.1

B.2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
WCM Investment Management, LLC

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

Place of completion	Laguna Beach, California, USA
Date of completion	March 17, 2021

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel:      +44 (0) 1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 11, 2021

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary